EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in Millions)

Net Income (loss) attributable to Tenneco Inc.	$(73)	$(415)	$(5)	$49	$56
Add:
Interest expense	133	113	164	136	133
Portion of rentals representative of the interest factor	14	15	12	12	12
Income tax expense (benefit) and other taxes on income	13	289	83	5	26
Noncontrolling interests	19	10	10	6	2
Amortization of interest capitalized	4	3	3	3	2
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	2	(2)	(1)	(3)	(1)

Earnings as defined	$112	$13	$266	$208	$230

Interest expense	$133	$113	$164	$136	$133
Interest capitalized	4	6	6	6	3
Portion of rentals representative of the interest factor	14	15	12	12	12

Fixed charges as defined	$151	$134	$182	$154	$148

Ratio of earnings to fixed charges	—	—	1.46	1.35	1.55

NOTE:	Earnings were inadequate to cover fixed charges by $39 million for the year ended December 31, 2009 and by $121 million for the year ended December 31, 2008.

146